UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-08106

CUSIP Number: 576323109

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MasTec, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

800 S. Douglas Road, 12th Floor

(Address of Principal Executive Office (Street and Number))

Coral Gables, FL 33134

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MasTec, Inc. (“MasTec” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). MasTec could not file the Form 10-K within the prescribed period because additional time is required by the Company to finalize its assessment of internal control over financial reporting, including the previously disclosed material weakness assessment related to certain 2021 acquired entities undergoing their first internal control assessment. As previously reported, the Company anticipates that the Form 10-K will not result in changes to the financial results for the full year and fourth quarter of 2022, which results were announced in the Company’s press release dated February 23, 2023, and that the Form 10-K will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

As a result of these developments, the Company is unable, without unreasonable effort or expense, to timely file the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alberto de Cardenas	305	599-1800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto for 2022 financial results reported in the Company’s February 23, 2023 press release, which attachment is incorporated herein by reference.

MasTec, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 2, 2023	By:	/s/ Alberto de Cardenas
	Name:	Alberto de Cardenas
	Title:	Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

In its press release issued on February 23, 2023, included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 23, 2023 (the “Form 8-K”), the Company reported preliminary unaudited results with respect to its 2022 full fiscal year and fourth quarter. Condensed unaudited consolidated financial statements reflecting those results follow below. For additional information regarding these results, please refer to the Form 8-K.

Consolidated Statements of Operations

(unaudited - in thousands, except per share information)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2022	2021	2022	2021
Revenue	$3,008,361	$1,809,366	$9,778,038	$7,951,781
Costs of revenue, excluding depreciation and amortization	2,637,071	1,559,308	8,586,333	6,805,735
Depreciation	107,753	83,480	371,240	345,612
Amortization of intangible assets	54,666	22,692	135,908	77,214
General and administrative expenses	155,194	67,975	559,437	306,970
Interest expense, net	49,942	14,035	112,255	53,413
Equity in earnings of unconsolidated affiliates, net	(9,413)	(10,245)	(28,836)	(33,830)
Other income, net	539	(19,663)	(1,358)	(33,408)

Income before income taxes	$12,609	$91,784	$43,059	$430,075
Provision for income taxes	(9,239)	(15,389)	(9,171)	(99,346)

Net income	$3,370	$76,395	$33,888	$330,729

Net income (loss) attributable to non-controlling interests	146	(249)	534	1,898

Net income attributable to MasTec, Inc.	$3,224	$76,644	$33,354	$328,831

Earnings per share:
Basic earnings per share	$0.04	$1.06	$0.45	$4.54

Basic weighted average common shares outstanding	76,492	72,553	74,917	72,499

Diluted earnings per share	$0.04	$1.04	$0.42	$4.45

Diluted weighted average common shares outstanding	77,770	74,035	76,185	73,941

Consolidated Balance Sheets

(unaudited - in thousands)

	December 31, 2022	December 31, 2021
Assets
Current assets	$3,861,498	$2,873,954
Property and equipment, net	1,754,101	1,436,087
Operating lease right-of-use assets	279,534	260,410
Goodwill, net	2,045,041	1,520,575
Other intangible assets, net	946,299	670,280
Other long-term assets	409,157	360,087

Total assets	$9,295,630	$7,121,393

Liabilities and Equity
Current liabilities	$2,497,095	$1,784,598
Long-term debt, including finance leases	3,052,193	1,876,233
Long-term operating lease liabilities	194,050	176,378
Deferred income taxes	572,714	450,361
Other long-term liabilities	238,391	289,962
Total equity	2,741,187	2,543,861

Total liabilities and equity	$9,295,630	$7,121,393

Consolidated Statements of Cash Flows

(unaudited - in thousands)

	For the Years Ended December 31,
	2022	2021
Net cash provided by operating activities	$352,297	$793,074
Net cash used in investing activities	(821,183)	(1,357,171)
Net cash provided by financing activities	480,897	501,942
Effect of currency translation on cash	(2,155)	(227)

Net increase (decrease) in cash and cash equivalents	9,856	(62,382)

Cash and cash equivalents - beginning of period	$360,736	$423,118

Cash and cash equivalents - end of period	$370,592	$360,736